UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2004

KOWLOON-CANTON RAILWAY CORPORATION

(Translation of registrant’s name into English)

KCRC House, 9 Lok King Street, Fo Tan, Sha Tin, New Territories, Hong Kong

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒          Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐          No  ☒

[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-                                ]

SIGNATURES
Press release

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOWLOON-CANTON RAILWAY CORPORATION

Date 24 February 2004	By /s/ Lawrence Li

Name: Lawrence Li Title: Director, Finance and Management

Press release

FOR IMMEDIATE RELEASE

KCRC welcomes Government’s announcement on merger

     (24 February 2004, Hong Kong) The Kowloon-Canton Railway Corporation (KCRC) today welcomed the Government’s announcement of inviting the KCRC and the MTR Corporation Limited (MTRCL) to commence negotiations on a possible merger.

     The KCRC Chairman, Mr Michael Tien, said, “The Corporation will strive to work closely with the MTRCL with a view to conduct and complete the negotiations on the basis of the parameters and within the six-month time frame as set by the Government.”

     Mr Tien said, “The decision has cleared uncertainties about the way forward for our Corporation. If a mutually agreed proposal for a merger can be reached through the negotiations, Hong Kong, in particular the travelling public, will benefit from better integration of the railway networks, more customer friendly interchanges, and greater operational synergy. The merger may also provide room for fare reduction.

     “We will study the details of the Government’s parameters, and liaise with MTRCL on the timetable for negotiations.

     “One of our priorities is our staff. From the operational point of view, we believe that there is little scope in the foreseeable future to combine the KCR and MTR systems into a single network as the power supply system, the signalling and rolling stock of the two networks are different. As a result, we do not anticipate any impact on front-line staff.

     “We believe that a merger will achieve some synergy in the administrative and support group of departments by way of streamlining the administration of the two corporations. We will communicate with all staff in an open and transparent manner.

     “We will work closely with the Government and the MTRC towards the common goal of meeting the milestones set in the Government’s guidelines, and will keep our staff informed of the progress,” Mr Tien said.

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